UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                                 FORM 10-SB12G/A

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(g) of The Securities Exchange Act of 1934

                                 SUN & SURF INC.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its charter)

           NEW YORK                                           11-3619828
--------------------------------                         ---------------------
  (State or other jurisdiction                          (I.R.S Employer ID No.)
of incorporation or organization)


         57 Main Street, NY                                        11937
 --------------------------------------                          --------
(Address of principle executive offices)                        (Zip Code)


Issuers telephone number (516) 356-2298



Securities to be registered pursuant to Section 12(g) of the Act


                                     COMMON
              ----------------------------------------------------
                                (Title of Class)

                                     Part I

Business

Sun & Surf Inc., was formed as a New York Corporation on November 30, 2000 and operates under the trade name of Sun & Surf Inc. The original purpose of the company was to enegage in any lawful act or activity for which corporations may be organized under the business corporation law. The corporation was also formed to use the powers, rights and privileges granted or permitted to a corporation by the Business Corporation Law. The Companies current operations offers to retailers and wholesalers its expertise in marketing, management and distribution of the action sports industry. It offers to retailers a step-by-step process of opening a retail store or department within a retail store relating to extreme sports. It also offers an introduction and establishment to key wholesalers within this industry. The company offers to wholesalers sourcing to manufacturers, design and production of products related to the action sports industry. Sun & Surf Inc also works as a agent to various manufacturers and wholesalers to sell their products to retailers.

Sun & Surf Inc. and predecessors have not had filings of bankruptcies, receiverships or similar proceedings.

Sun & Surf Inc. acquired assets from its predecessor J Espo's Inc. This occurred in a spin off agreement in which Sun & Surf Inc. acquired the Consulting & Franchise Divisions from J Espo's Inc. (Commission file No. 24-4212) on a one for one stock declaration of common stock dividend filed with National Association of Security Dealers, Inc pursuant to Rule 10b-17, of the General Rules and Regulations of the Securities and Exchange Commission. The date of the declaration was December 5, 2000 and the record date for determining holders to receive dividend was December 18, 2000. The date of payment of dividend was January 2, 2001.

The spin-off and the asset assignment agreement are both part of the same transaction. The spin-off distribution was January 2, 2001 and the assignment took place on June 7, 2001. These agreements were accomplished at different times, but were part of the same transaction. The different date of both agreements was to enable the companies the mechanisms for an orderly transition. The distribution of shares to shareholders was without cost of any kind to the recipients of the spun-off stock and accordingly, no sums or other consideration of any kind.

Sun & Surf Inc. was not formed to acquire the assets of J. Espo's Inc. J. Espo's Inc. divisions were Retail, Wholesale, Internet, and Consultant. Sun & Surf Inc. acquired the Consultant divisions. JRE Inc. acquired the Internet divisions. Surf Group Inc. acquired the Retail store and wholesale divisions.

The industry that Sun & Surf is competing in is a limited market. Sun & Surf Inc. relative ranking among its competitors is in the mid to upper middle of the industry. Most businesses in this industry are specialized in one of the action sports. Sun & Surf Inc. will utilize its already established relationships with these individual Action Sport industry to produce a complete business establishment. There is a limited amount of companies in the industry who have the established business relationships with the management of each of these companies to produce the desired product. Sun & Surf Inc. competitive edge is in it's management direct involvement with each of these companies in previous business relationships within the action sports industry.

Sun & Surf Inc has no franchise rights. There are no existing or probable governmental regulations on the business; neither is there any costs and effects of compliance with environmental laws. Sun & Surf Inc. does not have any agreements in place with any retailers or wholesalers at this time.

Sun & Surf Inc. has one full time employee.

Management's Discussion and Analysis or Plan of Operation.

Forward-Looking Statements

This Year-End Report contains forward-looking statements about our business, financial condition and prospects that reflect our assumptions and beliefs based on information currently available. We can give no assurance that the expectations indicated by such forward-looking statements will be realized. If any of our assumptions should prove incorrect, or if any of the risks and uncertainties underlying such expectations should materialize, our actual results may differ materially from those indicated by the forward-looking statements.

The key factors that are not within our control and that may have a direct bearing on operating results include, but are not limited to, that the consumers demand for our products and services, and the retention of key employees.

There may be other risks and circumstances that we are unable to predict. When used in this Year-End Report, words such as, "believes," "expects," "intended," "plan," "anticipates," "estimates" and similar expressions are intended to identify forward-looking statements, although there may be certain forward-looking statements no accompanied by such expressions. All forward-looking statements are intended to be covered by the safe harbor created by Section 21E of the Securities Exchange Act of 1934.

Sun & Surf Inc. predecessor J. Espo's Inc. does not have legal or other obligations that would have prevented and/or hindered the company's expansion. The spin-off of sun & Surf Inc. was to enable the company to do business with competitors of the other divisions of its predecessor. Also to allow management to focus solely on its business.

Sun & Surf Inc. plan of operations over the next twelve months, the corporation will file a Franchise prospectus in the state of New York within this period. Jeffrey R. Esposito will file the prospectus for the company. The company will continue its consultant business with retailers and wholesalers as it has in the past operations. Sun & Surf cash on hand will satisfy its cash requirements for the next twelve months. The company does not plan any research and development within the next twelve months. Sun & Surf is not expected to purchase or sale of plant and significant equipment. the company does not expect an increase in employees over this period.

Sun & Surf Inc., which was formed by the spin off of the consulting and future franchise business of J Espo's Inc. The company and its management had spun off these divisions to enhance its consulting and franchise business. The company plans further development of its franchise business by filing a franchise prospectus. The company will market its franchises through trade shows and other advertising sources. Sun & Surf Inc plans to increase its arrangements to work as an agent to other manufacturers and wholesalers to offer a complete retail store from the one source. (Similar to current national hardware chains in that the independent operator buys all inventory from one source and does not have to deal with many wholesalers to stock sufficient inventory based on consumer needs.) Enabling the company to buy at a lower wholesale price than they would have if purchasing directly. With Jeffrey R. Esposito's over 10 years of experience and one of the founders of the action sports movement within the past decade the company is in a perfect position to expand franchise and consultant business. Mr. Esposito founded in 1990 one of the first stores in the state of New York that carried Rollerblades, snow boards, and wake boards. Mr. Esposito, also founded one of the first stores focus on action sports gear and equipment in New York.

The company's constant involvement in the action sports industry allows them to observe trends happening within the industry. Within the industry trends usually start in Hawaii, then California and subsequently to the Northeast. There is usually a delay of up to two years before any trends are visible in the Northeast. There are no notable trends in the industry except within the color schemes of the products being produced that are noteworthy. However, Sun & Surf Inc. management foresees a higher demand in the area of the beginner surfer, thereby requiring the need for a low cost easy and safe surfboard. These products are in demand from our customers.

The company has no bank line of credit and limited liquidity. The company believes is will have sufficient amount of cash to satisfy cash requirements without raising any additional funds in the twelve months, because it has enough cash on hand to meet operating expense for the next twelve months.

There are no material commitments for capital expenditures. The future Sun & Surf Inc. franchise prospectus will be prepared by, Jeffrey R. Esposito, President and Kenneth C. Dollman, Esq., Officer and Director without salary compensation.

There are no known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations. Neither, are any significant elements of income or loss that do not arise from the small business issuer's continuing operations. Furthermore, there are no causes for any material changes from period to period in one or more line items of the small business issuer's financial statements.

Sun & Surf Inc does operate on a seasonal Spring/Summer aspect that has a material effect on the financial condition or results of operations.

There are no interim periods for Sun & Surf Inc.

Sun & Surf Inc. has sufficient amount of cash to satisfy its cash requirements and will not have to raise any additional funds in the next twelve months.

Sun & Surf Inc. does not plan to have any significant changes in the number of employees or the purchase or sale of plant and significant equipment. Sun & Surf Inc. does not plan to perform any product research and development for the term of the plan.

The corporation financial statements accurately reflect the company. There are no material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.


Description of Property

Sun & Surf Inc. does not invest in any real estate related interests. It operates the business from the home office of the President, Jeffrey R. Esposito, 63 Halsey Street, Southampton, New York, which has office space. There is no compensation for the office space.


Security Ownership of Certain Beneficial Owners and Management

   Title of                                                           Percent
   Class        Name & Address of Owner            Amount Owned        Owned
   -----        -----------------------            ------------        -----

   Common       Jeffrey R. Esposito                 4,040,250          81.5%
   Stock        63 Halsey Street
                Southampton, NY 11968

   Common       Kenneth C. Dollman, Esq.              160,000           3.2%
   Stock        3 Aspen Street
                Port Jefferson Sta., NY 11776


   Common       Joel Esposito                          54,000           1.1%
   Stock        39 Eastview Road
                Lake Ronkonkoma, NY 11779

   Common       Directors and Officers              4,254,250           85.8%
   Stock        as a group

There are no preferred stock and there are no outstanding options, warrants, rights, conversion privilege or similar obligations. There are no arrangements that would result in a change of control of the Corporation. There are no rights for any person to acquire beneficial ownership of any other shares of the corporation. There are no voting trust or similar arrangements.

Directors and Executive Officers, Promoters and Control Persons

    Executive Officer          Term             Age                 Title
    -----------------          ----             ---                 -----

    Jeffrey R. Esposito        1 Year            36         President & Director

    Kenneth C. Dollman, Esq.   1 Year            51         Secretary & Director

    Joel Esposito              1 Year            33         Director

Since the inception of the corporation, November 30, 2000, the Directors stated above have served as Directors a will continue serving as Directors for the next year. The term for Officers and Directors is 1 year.

Jeffrey R. Esposito, President and Director and Joel Esposito, Director are related brothers.

Jeffrey R. Esposito, Kenneth C. Dollman, Esq. and Joel Esposito affirm that during the past five years there is no material such as any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time. There have not been any convictions in a criminal proceeding or being subject to a criminal proceeding excluding traffic violations and other minor offenses). Neither party being subject to any order, judgment, or decree, not subsequently reversed, suspended, or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending, or otherwise limiting his involvement in any type of business, securities or banking activities. Furthermore, neither party being found by a court of competent jurisdiction (in a civil action), the Commission, or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Jeffrey R. Esposito is the founder and president of Sun & Surf, Inc. He has a degree in International Economics and was a scholastic athlete, Jeffrey Esposito played soccer for SUNY Plattsburgh. Mr. Esposito is and avid outdoorsman and world traveler. He oversees all the development of the consultant and franchise operations. His diversified skills make him a key man in the expansion of the corporation. Jeffrey R. Esposito has run the retail and wholesale operation for the past 10 years for Surf Group Inc. and its predecessors.

Kenneth C. Dollman, Esq. is Secretary and Director of the company and serves as general counsel. Mr. Dollman handles all contracts and legal affairs of the company. His expertise in is corporate law. Kenneth C. Dollman has operated his law office for the past 20 years in New York State.

Joel Esposito is Director of the company and his diversified skills in the construction, layout and design will play an important role in the setup of the franchises. Joel Esposito has worked in the electric and construction field for the past 5 years.

Jeffrey R. Esposito is responsible for Sun & Surf Inc. accounting and financial reporting.

Sun & Surf Inc. has no employment agreement with its executive officers.



Executive Compensation

Name & Principle           Year      Salary     Bonus      Other Annual    Restricted    Options
Position                                                  Compensation    Stock Awards     SARs      LTIP


Jeffrey R. Esposito        1999     $50,000(3)   0             0               0             0         0
President and              2000     $50,000(3)   0             0               0             0         0
Director                   2001           0(1)   0          $100(2)            0             0         0

Kenneth C. Dollman, Esq.   1999           0(1)   0(1)          0               0             0         0
Secretary and              2000           0(1)   0(1)          0               0             0         0
Director                   2001           0(1)   0(1)       $100(2)            0             0         0

Joel Esposito              1999           0(1)   0(1)          0               0             0         0
Director                   2000           0(1)   0(1)          0               0             0         0
                           2001           0(1)   0(1)        $50(2)            0             0         0


-----------------
(1)      No salary or bonus for that year.
(2) 50,000 shares for each officer and 50,000 shares for each director for services rendered. At the par valued when issued at $.001 per share.
(3)      Salary for predessor J. Espo's Inc.

Certain Relationships and Related Transactions.

Jeffrey R. Esposito, as President rents the office space, a studio suite, to the corporation at 63 Halsey Street, Southampton, New York, for no compensation.

There are no other certain relationships or related transactions.

Description of Securities

Sun & Surf Inc. has only one class of stock, which is common. The company has 100 million authorized with a par value .001 and has issued 4,960,250 shares. Each common share has one vote per share

The company's common stock has no preference as to a dividend or interest, or liquidation and any other specific voting rights and cumulative voting rights.

There is no provisions in the charter documents or bylaws of Sun & Surf Inc. that would delay, defer, or prevent a change in the control of the corporation.

                                     Part II

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Currently there is no market or dividend for the common equities of company. The company plans to file a 15C-211 with the NASD in the near future to have the company's common shares trade Over the Counter.

Pursuant to Rule 144 of the Securities Act, on December 18, 2001 all the outstanding common stock totaling 4,960,250 shares are eligible to be sold by the security holders. Pursuant to Rule 144 of the Securities Act, 619,214 shares could be sold in the first 90 days. One percent of the outstanding balance of security holders share balance can be sold in subsequent 90 days periods.

Sun & Surf Inc. does not plan to offer any common stock in a public offering or pursuant to an employee benefit package except for the issuance of annual compensation to its two officers and three directors of 50,000 shares each for a total of 250,000 shares. The company does not feel that this will have any material effect on the market price of the registrant's common equity. The approximate number of holders of common stock for Sun & Surf Inc. is 43 shareholders.

Sun & Surf Inc has not declared and cash dividends on each class of common equity for the last two fiscal years. There are no restrictions that limit the ability to pay dividends on common equity or that are likely to do so in the future.

Legal Proceedings.

Sun & Surf Inc. does not have currently any legal proceedings against the company nor is it involved in any legal proceeding.

Changes in and Disagreements with Accountants.

Sun & Surf Inc. accountant Stewart H. Benjamin CPA P.C. of 27 Shelter Hill Road, Plainview, New York 11803 has been the accountant since the inception of the corporation. The company and accountant have not had any changes or disagreements with the accounting procedures and do not anticipate and changes.

Recent Sales of Unregistered Securities

Sun & Surf Inc. has not had any sales of unregistered securities. The company did issue unregistered securities on December 18, 2000 as a spin off of a publicly traded company, J Espo's Inc. pursuant to the requirements of Rule 10b-17 of the General Rules and Regulations of the Securities and Exchange Commission. The corporation was not required to register the spinoff since the number of recipients of the spinoff and the circumstances surrounding their relationship with each other and J. Espo's Inc. fell within the basic private offering exemption of Rule 4(2). Exempt from State registration, New York Blue Sky Regulations on Exempted Offerings, Section 80.9, provides that small offerings to a related group, as defined in the regulations are automatically exempted without application. Section 80.1(j)(3) defines a related group a "(a) group where family or long time business or personal relationship exists between one or more of the promoters and each and every member of the group. Sections 80.1(j)(5) defines a small offering as "(an) offering which seeks to raise no more than $40,000, not including the personal investment of the promoters". In the instant matter, the shareholders of the Company are for the most part family related and those who are not are either personal friends or long-time business associates. The distribution is without cost of any kind to the recipients of the spun-off stock and, accordingly, no sums or other consideration of any kind is being raised.

Indemnification of Directors and Officers

The Officers and Directors have a limited liability to the corporation and shareholders, to be liable to only of acts of fraud or intentional misrepresentation of the corporation's performance. The Officers and Directors indemnify themselves from any losses sustained to the shareholders in which they are acting in prudent business practices. The Officers and Directors indemnification is a provision in the Corporation Certificate of Incorporation.

There are no insurance policies for indemnification of directors and officers.

                                Index to Exhibits


Ex-2      Sun & Surf Inc. Spin Off Agreement with Predecessor J Espo's Inc. (1)

Ex-3.(i)  Articles of Incorporation*

Ex-3(ii)  By Laws of Sun & Surf Inc.*

EX-4      Instruments Defining of Rights of Shareholders*

Ex-10     Material Contracts*


--------------

(1)   Filed with this Amendment

*     Previously filed

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To the Board of Directors and Stockholders
Sun & Surf Inc.
Southampton, New York

I have audited the accompanying balance sheet of Sun & Surf Inc. as of October 31, 2001, and the related statements of income, stockholders' equity, and cash flows for the period November 30, 2000 (Inception) to October 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun & Surf Inc. as of October 31, 2001, and the results of its operations and cash flows for the period November 30, 2000 (Inception) to October 31, 2001, in conformity with generally accepted accounting principles.




/s/  Stewart H. Benjamin
---------------------------------
     Stewart H. Benjamin
     Certified Public Accountant, P.C.

Plainview, New York

January 3, 2002

                                 SUN & SURF INC.
                                  BALANCE SHEET
                                October 31, 2001



                                     ASSETS
                                     ------

Current assets
    Cash                                                                  $1,073
                                                                          ------

Property and equipment, net                                                4,825
                                                                          ------

Total assets                                                              $5,898
                                                                          ======


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
    Income taxes payable                                                  $  168
                                                                          ------

Stockholders' equity
    Common stock, $.001 par value, 100,000,000 shares
        authorized and 4,960,250 shares issued and outstanding             4,960
    Additional paid-in capital                                               694
    Retained earnings                                                         76
                                                                          ------

Total stockholders' equity                                                 5,730
                                                                          ------

Total liabilities and stockholders' equity                                $5,898
                                                                          ======


                     The accompanying notes are an integral
                        part of the financial statements.

                                 SUN & SURF INC.
                               STATEMENT OF INCOME
        For the Period November 30, 2000 (Inception) to October 31, 2001



Revenue
    Commission income                                                 $    1,089

Selling and administrative expenses                                          845
                                                                      ----------

Income before income taxes                                                   244

Income taxes                                                                 168
                                                                      ----------

Net income                                                            $       76
                                                                      ==========

Net income per common share                                           $      .00
                                                                      ==========

Weighted average common shares outstanding                             2,311,662
                                                                      ==========


                     The accompanying notes are an integral
                        part of the financial statements.



                                        SUN & SURF INC.
                         STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
               For the Period November 30, 2000 (Inception) to October 31, 2001


                                                      Common Stock      Additional
                                                 ---------------------    Paid-in    Retained
                                                   Shares      Amount     Capital    Earnings
                                                 ---------   ---------   ---------   ---------
Balances, November 30, 2000                           --     $    --     $    --     $    --

    Common stock acquired as a result
      of spin-off from J. Espo's Inc.            4,710,250       4,710         694        --

    Common stock issued for services,
      valued at $.001 per share                    250,000         250        --          --

    Net income                                        --          --          --            76
                                                 ---------   ---------   ---------   ---------

Balances, October 31, 2001                       4,960,250   $   4,960   $     694   $      76
                                                 =========   =========   =========   =========


                            The accompanying notes are an integral
                               part of the financial statements.

                                              F-4

                                 SUN & SURF INC.
                             STATEMENT OF CASH FLOWS
        For the Period November 30, 2000 (Inception) to October 31, 2001



CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                          $    76
    Adjustments to reconcile net income to net
         cash provided by operating activities
         Depreciation                                                       479
         Common stock issued for services                                   250
         Changes in assets and liabilities
            Increase in income taxes payable                                168
                                                                        -------

              NET CASH PROVIDED BY OPERATING ACTIVITIES                     973
                                                                        -------

CASH FLOWS FROM FINANCING ACTIVITIES
    Common stock acquired in spin-off of J. Espo's Inc.                     100
                                                                        -------

              NET CASH PROVIDED BY INVESTING ACTIVITIES                     100
                                                                        -------

CASH FLOWS FROM FINANCING ACTIVITIES                                       --
                                                                        -------

NET INCREASE IN CASH                                                      1,073

CASH - BEGINNING                                                           --
                                                                        -------

CASH - ENDING                                                           $ 1,073
                                                                        =======

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
AND FINANCING ACTIVITIES

The Company acquired a small portion of the net assets of
J. Espo's Inc. pursuant to the Spinoff, discussed in
Note 1. In conjunction with the Spinoff, assets were acquired and liabilities were assumed as follows:

  Fair value of assets acquired                                        $  5,404
  Liabilities assumed                                                      --
                                                                       --------
  Common stock acquired                                                $  5,404
                                                                       ========



                     The accompanying notes are an integral
                        part of the financial statements.

                                 SUN & SURF INC.
                          Notes to Financial Statements


Note 1 - Basis of Presentation

Organization and Nature of Operations
-------------------------------------

The financial statements presented are those of Sun & Surf Inc. ("the Company"). The Company was incorporated under the laws of the State of New York on November 30, 2000. The Company is in the business of offering its expertise in marketing, management and distribution of the action sports industry to retailers and wholesalers. The Company also acts as an agent to various manufacturers and wholesalers to sell their products to retailers. Prior to June 7, 2001, the Company was inactive. On June 7, 2001, the Company acquired the consulting business and some of the net assets of J. Espo's Inc. (J. Espo's), whereby J. Espo's distributed all of the outstanding shares of common stock of the Company as a dividend to J. Espo's stockholders (the "Spinoff"). The distribution resulted in the issuance of one share of the Company's common stock for each share of J. Espo's common stock held of record as of December 18, 2000. The Company and J. Espo's have entered into an agreement with respect to the separation of the companies and to provide mechanisms for an orderly transition following the Spinoff. The Spinoff was accomplished through a distribution agreement which defined the assets that were contributed to the Company.

Post-Spinoff Financial Information
----------------------------------

Financial data included in the accompanying financial statements, for the period subsequent to the Spinoff, have been prepared on a basis that reflects the historical value of the assets and operations of the business that was contributed to the Company by J. Espo's.

Effective with the Spinoff on June 7, 2001, the assets contributed to the Company included cash of $100 and fixed assets of $5,304.

Note 2 - Summary of Significant Accounting Policies

Fiscal Year
-----------

The Company has elected October 31 as the end of its fiscal year.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                                 SUN & SURF INC.
                          Notes to Financial Statements


Cash and Cash Equivalents
-------------------------

For purposes of reporting cash flows, cash and cash equivalents include checking and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and equipment and depreciation
---------------------------------------

Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income. Property and equipment consists of furniture and fixtures totaling $6,319. Depreciation expense for the period ended October 31, 2001 amounted to $479.

Revenue Recognition
-------------------

The Company's revenue is recognized upon delivery of goods to the customer.

Income Taxes
------------

The Company uses Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS No. 109) - in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse. The current income tax expense of $168 consists of federal tax of $13 and New York State Franchise tax of $155.

Net Income Per Common Share
---------------------------

Net income per common share is computed by dividing the net income by the weighted average shares outstanding during the year.

Note 3 - Common Stock Transactions

The distribution of common stock from J. Espo's resulted in the issuance of one share of the Company's common stock for each share of J. Espo's common stock held of record as of December 18, 2000, amounting to 4,710,250 shares. Pursuant to a resolution adopted by the board of directors on December 7, 2000, the Company issued 250,000 shares of common stock to officers and directors for services, valued at $.001 per share.

Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

                                 SUN & SURF INC.
                          Notes to Financial Statements


Note 4 - Related Party Transactions

The Company does not lease or rent any property. Office services are provided without charge by the president of the Company. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------



To the Board of Directors and Stockholders
J. Espo's Inc.
East Hampton, New York

I have audited the accompanying balance sheets of J. Espo's Inc. as of June 6, 2001 and October 31, 2000, and the related statements of operations, stockholders' equity, and cash flows for the period November 1, 2000 to June 6, 2001 and for the year ended October 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Espo's Inc. as of June 6, 2001 and October 31, 2000, and the results of its operations and cash flows for the period November 1, 2000 to June 6, 2001 and for the year ended October 31, 2000, in conformity with generally accepted accounting principles.



Stewart H. Benjamin
Certified Public Accountant, P.C.

Plainview, New York

February 26, 2002

                                 J. ESPO'S INC.
                                 BALANCE SHEETS


                                     ASSETS
                                     ------


                                                           June 6,   October 31,
                                                            2001        2000
                                                           --------  -----------
Current assets
    Cash                                                   $ 15,704   $145,711
    Accounts receivable                                        --        2,076
    Inventory                                               342,192    253,840
    Prepaid expenses                                          5,447      3,050
                                                           --------   --------

Total current assets                                        363,343    404,677
                                                           --------   --------

Property and equipment, net                                  39,945     46,982
                                                           --------   --------

Other assets
    Deferred income taxes                                     2,993      2,993
                                                           --------   --------

Total assets                                               $406,281   $454,652
                                                           ========   ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
    Accounts payable                                       $   --     $ 10,928
    Note payable                                             33,969       --
    Due to officer/stockholder                               28,742     27,610
    Current portion of long-term debt                         5,174      4,869
    Accrued expenses                                           --       11,201
    Payroll taxes payable                                       341        610
    Sales tax payable                                         1,049      1,175
    Income taxes payable                                       --        4,598
                                                           --------   --------

Total current liabilities                                    69,275     60,991
                                                           --------   --------

Long-term liabilities
    Long-term debt, net of current portion                    6,164      9,666
                                                           --------   --------

Stockholders' equity
    Common stock, $.01 par value,
        authorized - 25,000,000 shares,
        issued and outstanding - 4,710,250 shares            47,103     47,103
    Additional paid-in capital                              263,456    263,456
    Retained earnings                                        20,283     73,436
                                                           --------   --------

Total stockholders' equity                                  330,842    383,995
                                                           --------   --------

Total liabilities and stockholders' equity                 $406,281   $454,652
                                                           ========   ========



    The accompanying notes are an integral part of the financial statements.

                                 J. ESPO'S INC.
                            STATEMENTS OF OPERATIONS



                                                    Period From
                                                    Nov. 1, 2000     Year Ended
                                                     to June 6,      October 31,
                                                        2001            2000
                                                    -----------     -----------

Sales                                               $   303,110     $   591,564

Cost of goods sold                                      211,129         362,759
                                                    -----------     -----------

Gross profit                                             91,981         228,805

Selling and administrative expenses                     145,239         212,022
                                                    -----------     -----------

Income (loss) from operations                           (53,258)         16,783
                                                    -----------     -----------

Other income (expense)
    Interest income                                       1,597           2,094
    Interest expense                                     (1,492)         (4,478)
                                                    -----------     -----------

Total other income (expense)                                105          (2,384)
                                                    -----------     -----------

Income (loss) before income taxes                       (53,153)         14,399

Income taxes                                               --             3,808
                                                    -----------     -----------

Net income (loss)                                   $   (53,153)    $    10,591
                                                    ===========     ===========

Net income (loss) per common share                  $      (.01)    $       .00
                                                    ===========     ===========

Weighted average common shares outstanding            4,710,250       4,304,396
                                                    ===========     ===========

















    The accompanying notes are an integral part of the financial statements.


                                              J. ESPO'S INC.
                                       STATEMENTS OF CASH FLOWS



                                                                   Period From
                                                                   Nov. 1, 2000           Year Ended
                                                                    to June 6,            October 31,
                                                                       2001                  2000
                                                                   -------------           ----------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                               $ (53,153)             $  10,591
    Adjustments to reconcile net income (loss) to net
         cash provided by (used in) operating activities
         Depreciation                                                  12,823                 21,990
         Deferred income taxes                                           --                     (868)
         Common stock issued for services                                --                      600
         Common stock retired                                            --                      (60)
         Changes in assets and liabilities
            (Increase) Decrease in accounts receivable                  2,076                  4,521
            (Increase) Decrease in inventory                          (88,352)                 2,556
            (Increase) Decrease in prepaid expenses                    (2,397)                (1,078)
            Increase (Decrease) in accounts payable                   (10,928)                (9,567)
            Increase in accrued expenses                              (11,201)                 7,364
            Increase (Decrease) in payroll taxes payable                 (269)                   610
            Increase (Decrease) in sales tax payable                     (126)                (3,344)
            Increase (Decrease) in income taxes payable                (4,598)                 3,019
                                                                    ---------              ---------

          NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES        (156,125)                36,334
                                                                    ---------              ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                (5,787)                (9,586)
                                                                    ---------              ---------

          NET CASH USED IN INVESTING ACTIVITIES                        (5,787)                (9,586)
                                                                    ---------              ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from line of credit                                      171,000                231,500
    Repayment of line of credit                                      (137,031)              (286,000)
    Payments on long-term borrowing                                    (3,197)                (4,090)
    Loans from officer/stockholder                                     35,322                 72,750
    Repayment of loans from officer/stockholder                       (34,189)               (48,965)
    Proceeds from sales of common stock                                  --                  150,000
                                                                    ---------              ---------

          NET CASH PROVIDED BY FINANCING ACTIVITIES                    31,905                115,195
                                                                    ---------              ---------

NET INCREASE (DECREASE) IN CASH                                      (130,007)               141,943

CASH - BEGINNING OF YEAR                                              145,711                  3,768
                                                                    ---------              ---------

CASH - END OF YEAR                                                  $  15,704              $ 145,711
                                                                    =========              =========


SUPPLEMENTAL DISCLOSURES:
    Cash paid during the year for interest                          $   1,492              $   4,478
                                                                    =========              =========
    Cash paid during the year for income taxes                      $   5,032              $   1,982
                                                                    =========              =========
    Conversion of shareholder loan to capital stock                 $    --                $ (20,000)
                                                                    =========              =========


                  The accompanying notes are an integral part of the financial statements.

                                                     F-12





                                                       J. ESPO'S INC.
                                       STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                       For the Period November 1, 1999 to June 6, 2001



                                                                Common Stock                   Additional
                                                       ------------------------------           Paid-in            Retained
                                                         Shares              Amount              Capital            Earnings
                                                       ----------          ----------          ----------        ----------

Balances, November 1, 1999                              2,356,250          $   23,563          $  116,456         $   62,845

    Officer's loan converted to stock                   2,000,000              20,000                --                 --

    Common stock issued for services,
      valued at $.01 per share                             60,000                 600                --                 --

    Common stock retired                                   (6,000)                (60)               --                 --

    Sale of common stock                                  300,000               3,000             147,000               --

    Net income                                             10,591
                                                       ----------          ----------          ----------         ----------

Balances, October 31, 2000                              4,710,250              47,103             263,456             73,436

    Net loss for the period                               (53,153)
                                                       ----------          ----------          ----------         ----------

Balances, June 6, 2001                                  4,710,250          $   47,103          $  263,456         $   20,283
                                                       ==========          ==========          ==========         ==========




                                                       F-13


                                 J. ESPO'S INC.
                          Notes to Financial Statements


Note 1 - Summary of Significant Accounting Policies

Organization
------------

The financial statements presented are those of J. Espo's Inc. ("the Company").
J. Espo's was incorporated under the laws of the state of New York on June 18, 1999. The Company's business activities involve retail and wholesale sales of beach and surfing related apparel, sporting goods and accessories. Retail sales are a seasonal portion of the Company's operations. Fiscal Year

The Company has elected October 31 as the end of its fiscal year.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Inventory
---------

Inventory is stated at the lower of cost or market, with cost determined on a first-in, first-out basis and market based on the lower of replacement cost or realizable value. Inventory consists entirely of finished goods.

Property and equipment and depreciation
---------------------------------------

Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. Machinery and equipment, automobile and leasehold improvements are depreciated over 5 years, and furniture and fixtures are depreciated over 7 years. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income.

Income Taxes
------------

The Company uses Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS No. 109) - in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse. The differences relate solely to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes).

                                 J.ESPO'S INC.
                         Notes to Financial Statements


Net Income (Loss) Per Common Share
----------------------------------

Net income (loss) per common share is computed by dividing the net income (loss) by the weighted average shares outstanding during the year.

Note 2 - Common Stock Transactions

During the year ended October 31, 2000, J. Espo's converted officer's loans to 2,000,000 shares of common stock, valued at $.01 per share, and issued 60,000 shares of common stock to directors of J. Espo's for services, valued at $.01 per share. In addition, J. Espo's issued 300,000 shares of common stock to individual shareholders at $.50 per share, and retired 6,000 shares of common stock that were issued to former directors of the Company.

Note 3 - Property and Equipment

Property and equipment consisted of the following:

                                                        June 6,    October 31,
                                                         2001         2000

Machinery and equipment                                $ 11,543     $  9,664
Furniture and fixtures                                   25,723       21,816
Automobile                                               30,795       30,795
Leasehold improvements                                   55,850       55,850
                                                       --------     --------
                                                        123,164      118,125
Less accumulated depreciation                            83,966       71,143
                                                       --------     --------
                                                       $ 39,945     $ 46,982
                                                       ========     ========

Depreciation expense for the period November 1, 2000 to June 6, 2001 and the year ended October 31, 2000 amounted to $12,823 and $21,990, respectively.

                               J.ESPO'S INC.
                         Notes to Financial Statements


Note 4 - Income Taxes

Income tax expense is based on reported results of operations; deferred federal income taxes reflect the impact of temporary differences. Income taxes consisted of the following:

                                                          June 6     October 31,
                                                           2001         2000
                                                         -------      -------

Current taxes
   Federal                                               $  --       $ 2,728

   State                                                    --         1,870
                                                         -------     -------

                                                            --         4,598
                                                         -------     -------

Deferred tax expense (benefit)

   Federal                                                  --          (428)
   State                                                    --          (440)
                                                         -------     -------

                                                            --          (868)
                                                         -------     -------

Effect of prior year under-accrued taxes                    --            78
                                                         -------     -------



                                                         $  --       $ 3,808
                                                         =======     =======

Note 5 - Note Payable

The Company has a bank line of credit with Bridgehampton National Bank that provides short-term borrowings up to $100,000. Interest on advances is payable monthly at two percent over the prime rate. The note payable to the bank is collateralized by cash deposits, inventories and equipment, and is guaranteed by an officer/stockholder of the Company. The outstanding balance on the bank line of credit was $33,969 on June 6, 2001. There was no outstanding balance on the bank line of credit on October 31, 2000.

Note 6 - Long-term Debt

Long-term debt consists of an automobile loan payable to Suffolk County National Bank in monthly installments of $500 inclusive of interest at a rate of 9.15%. The loan matures on July 29, 2003 and is guaranteed by an officer/stockholder of the Company. Interest expense related to the automobile loan was $882 for the period November 1, 2000 to June 6, 2001 and $1,489 for the year ended October 31, 2000.

                               J.ESPO'S INC.
                         Notes to Financial Statements


Long-term debt matures as follows:

      2001                                                        $ 1,672
      2002                                                          5,334
      2003                                                          4,332
                                                                  -------

                                                                  $11,338
                                                                  =======

Note 7 - Lease Commitment

The Company leases its primary retail space under a non-cancelable operating lease that expires in December 2002. Management has indicated its intentions to renew the lease for a five-year period beginning on January 1, 2003. The new lease will provide for monthly rent of $3,500. Future minimum annual rent payments under the lease for the years ending October 31 are as follows:

                2001                                            $ 19,200
                2002                                              19,200
                2003                                              38,200
                2004                                              42,000
                                                                --------
                                                                $118,600
                                                                ========

Rent expense of $11,200 and $19,500 was charged to operations for the period November 1, 2000 to June 6, 2001 and the year ended October 31, 2000, respectively.

Note 8 - Litigation

The Company was a defendant in a lawsuit commenced by a former supplier on July 1, 1996. The Company executed a counterclaim for damages caused by an alleged defective tender of delivery. The Company had anticipated obtaining a favorable judgment in the case. However, the Company entered into a settlement on May 15, 2000 to pay the supplier $20,000 for merchandise that had already been sold.

Note 9 - Related Party Transactions

The Company leases its Easthampton, New York store from a corporation that is 50%-owned by the Company's principal stockholder. The lease requires monthly payments of $1,600, and the Company is responsible for all insurance and utilities.

The Company was indebted to an officer/stockholder for expenses advanced on behalf of the Company, in the amounts of $28,742 and $27,610 as of June 6, 2001 and October 31, 2000, respectively. There were no specific repayment terms on the amount due to an officer/stockholder.

                               J.ESPO'S INC.
                         Notes to Financial Statements


Note 10 - Subsequent Events

On June 7, 2001, the business operations and substantially all of the net assets of the Company were acquired by three newly formed companies, Surf Group Inc., JRE Inc., and Sun & Surf Inc., whereby each of the new companies distributed all of their outstanding shares of common stock as a dividend to the Company's stockholders (the "Spinoff"). The distribution resulted in the issuance of one share of each of the three new the companies' common stock for each share of the Company's common stock held of record as of December 18, 2000. The Spinoff was accomplished through distribution agreements which defined the assets that were contributed to and the liabilities that were assumed by the three new companies.

                                   Signatures



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 SUN & SURF INC.
                                      ------------------------------------------
                                                  (Registrant)

Date:   March 14, 2002                By: /s/  Jeffrey R. Esposito
        --------------                    --------------------------------------
                                                  (Signature)




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